Filed by Timmins Gold Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under the Securities Exchange Act of 1934
Subject Company: Capital Gold Corp.
Commission File No.: 333-172161

Suite 520 609 Granville Street

Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002

Fax: (604) 682-4003

February 23, 2011	TSX-V: TMM

95,000 HECTARE CLAIM BLOCK

STAKED BETWEEN TIMMINS GOLD’S SAN FRANCISCO MINE AND

CAPITAL GOLD’S EL CHANATE MINE

Timmins Gold Corp (TMM: TSX-V) announces that it has staked an additional 95,000 hectares of claims along the highly prospective Sonora-Mojave Megashear structural province of northern Sonora, Mexico. The claims have been staked along a 65 km corridor between Timmins Gold’s San Francisco gold mine and the El Chanate gold mine of Capital Gold Corp.

The claims were staked based on Timmins Gold’s geological understanding of the Megashear which has been gained from geological, geochemical, and geophysical surveys along with experience gained from operational and exploration success at the producing San Francisco gold mine and surrounding areas.

Timmins Gold’s semi contiguous claims which lie along the Sonora-Mojave Megashear now total approximately 165,000 hectares. For a map showing the Timmins Gold claims along the Megashear please go to the Timmins Gold website at www.timminsgold.com.

About Timmins Gold

Timmins Gold Corp is a gold production and development company. In April 2010, Timmins Gold commenced commercial production at its wholly owned San Francisco gold mine in Sonora, Mexico. Timmins Gold has projected production at a rate of approximately 100,000 ounces of gold per year at a life of mine cash cost of approximately $489 per ounce. (Micon International Preliminary Feasibility Study, November 2010).

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, a director of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the COO of the Company. For further information contact Timmins Gold Corp. at 604-682-4002 or go to the website at www.timminsgold.com.

On behalf of the Board:

Bruce Bragagnolo, LLB

Chief Executive Officer

604-638-8980

bruce@timminsgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results. While the description of the new claims is believed to be accurate, the exact size and location of the claims is subject to survey.

Timmins filed a prospectus/offer to exchange and registration statement on Form F-4 with the SEC on February 10, 2011. In addition, Timmins has filed a preliminary proxy statement in connection with Capital Gold Corporation’s special meeting of stockholders. Capital Gold Corporation’s stockholders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they become available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, U.S.A., at 877-800-5182 (toll free for stockholders) or 212-750-5833 (collect for banks and brokers).

Timmins and its directors and executive officers and other persons may be deemed to be participants in any solicitation of Capital Gold Corporation’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Timmins and other persons that are participants in such solicitation will be included in the proxy statement that will filed by Timmins in connection with Capital Gold Corporation’s special meeting of stockholders. Investors may obtain additional information regarding the interests of such participants, which may be different from those of Capital Gold Corporation’s stockholders generally, by reading the proxy statement and other documents filed with the SEC when they become available.

2